AB
3/5

07002054

SECU... ...SSION
Washington, D.C. 20549

PROCESSING
RECEIVED
FEB ... 2007
156
SEC MAIL SECTION
WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
~~8-264-1644~~
8-07661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Bernard Faver~~ Faver Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 Daisy Farms Drive
(No. and Street)

New Rochelle, (City) New York (State) 10804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Faver 212-943-1352
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Igel, Lynn S.
(Name – *if individual, state last, first, middle name*)

250 West 90th Street, Apt. 31 New York, N.Y. 10024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard Faver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Faver, as of December 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature of Bernard Faver

Signature

Sole Proprietor

Title

Notary Public

PATRICIA A. SMITH
Notary Public, State of New York
No. 01SM6006277
Qualified in Westchester County
Commission Expires April 27, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Igel, Lynn S. [70]

ADDRESS

Number and Street	City	State	Zip Code
250 West 90th Street [71]	New York [72]	New York [73]	10024 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

Lynn S. Igel, CPA
250 West 90th Street
New York, N.Y. 10024

February 20th 2007

Bernard Faver (Sole Proprietor)
112 Daisy Farms Drive
New Rochelle, N.Y. 10804

Dear Mr. Faver,

I have examined Part 11A of the Focus Report (Form X-17a-5) of Bernard Faver (Sole Proprietor) for the year ended December 31,2006.

My examination was made in accordance with generally accepted auditing standards as I considered necessary in the circumstances. I declare that I found no material inadequacies in the Company's accounting system internal accounting control.

The Firm is exempt, in my opinion, from 15c3-3 Customer Protection Rule. Bernard Faver is, in my opinion, a K-1 firm.

No material difference existed between the Firm's audited and unaudited computations of net capital under Rule 15c3-1 as required by SEC rule 17a-5(d).

In my opinion, this report fairly presents the financial position of Bernard Faver on December 31, 2006 in conformity with generally accepted accounting principles on a basis consistent with that of the previous year.

Respectfully Submitted,

Lynn S. Igel

Lynn S. Igel, C.P.A.

Certified Public Accountant

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: Bernard Faver [13]

SEC FILE NO.: 8-264-1614 [14]

FIRM I.D. NO.: 076-28-2734 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

112 Daisy Farms Drive [20]
(No. and Street)

New Rochelle [21] New York [22] 10804 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1/1/06 [24]

AND ENDING (MM/DD/YY): 12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Faver [30]

(Area Code) — Telephone No.: 212-943-1352 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
None	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 20th day of February 2007

Manual signatures of:

1) Bernard Faver
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-264-1614 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 0	200			$ 0	750
2. Receivables from brokers or dealers:						
A. Clearance account	0	295				
B. Other	0	300	$ 0	550	0	810
3. Receivable from non-customers	0	355	0	600	0	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	6222	424				
E. Spot commodities	0	430			6222	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 0 [130]						
B. At estimated fair value	0	440		610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $ 0 [150]						
B. Other securities $ 0 [160]						
7. Secured demand notes:	0	470	0	640	0	890
Market value of collateral:						
A. Exempted securities $ 0 [170]						
B. Other securities $ 0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $ 0 [190]						
B. Owned, at cost			0	650		
C. Contributed for use of the company, at market value			0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	0	680	0	920
11. Other assets	0	535	0	735	0	930
12. TOTAL ASSETS	$ 6222	540	$ 0	740	$ 6222	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255 ▾13	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearance account	0	1114	0	1315	0	1560
B. Other	▾10 0	1115	0	1305	0	1540
15. Payable to non-customers	0	1155	0	1355	0	1610
16. Securities sold not yet purchased, at market value			0	1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	0	1205	0	1385	0	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211 ▾12	0	1390 ▾14	0	1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			0	1400	0	1710
1. from outsiders ▾9 $ 0 [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ 0 [980]						
B. Securities borrowings, at market value from outsiders $ 0 [990]			0	1410	0	1720
C. Pursuant to secured demand note collateral agreements			0	1420	0	1730
1. from outsiders $ 0 [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ 0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	$ 0	1230	$ 0	1450	$ 0	1760

Ownership Equity

21. Sole Proprietorship		▾15 $ 6222	1770
22. Partnership (limited partners)	▾11 ($ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury		▾16 ( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 6222	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 6222	1810

OMIT PENNIES

Bernard Faver
Statement of Cash Flows for the
Year ended December 31, 2006

Cash flows from operating activities		
Receipts		
Commissions	$2,874	
Total cash receipts		$2,874
Payments		
Commission expenses	$2,874	
Total cash payments		$2,874
Net cash change from operating activities		0
Cash flow from investing activities		0
Cash flow from financing activities		0
Net change in cash		0
Cash balance, December 31,2005		$6,222
Cash balance, December 31,2006		$6,222

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver

For the period (MMDDYY) from 1/1/06 [3932] to 12/31/06 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	0	3935
b. Commissions on listed option transactions		0	3938
c. All other securities commissions		0	3939
d. Total securities commissions		0	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		0	3945
b. From all other trading		0	3949
c. Total gain (loss)		0	3950
3. Gains or losses on firm securities investment accounts		0	3952
4. Profit (loss) from underwriting and selling groups		0	3955
5. Revenue from sale of investment company shares		2874	3970
6. Commodities revenue		0	3990
7. Fees for account supervision, investment advisory and administrative services		0	3975
8. Other revenue		0	3995
9. Total revenue	$	2874	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers				0	4120
11. Other employee compensation and benefits				0	4115
12. Commissions paid to other broker-dealers				0	4140
13. Interest expense				0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070			
14. Regulatory fees and expenses				0	4195
15. Other expenses				2874	4100
16. Total expenses			$	2874	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$	0	4210
18. Provision for Federal income taxes (for parent only)				0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				0	4222
a. After Federal income taxes of	0	4338			
20. Extraordinary gains (losses)				0	4224
a. After Federal income taxes of	0	4239			
21. Cumulative effect of changes in accounting principles				0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	0	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	483	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver as of 12/31/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 6222	3480
2.	Deduct ownership equity not allowable for Net Capital			19 (0)	3490
3.	Total ownership equity qualified for Net Capital			6222	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
	B. Other (deductions) or allowable credits (List)			0	3525
5.	Total capital and allowable subordinated liabilities			$ 6222	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 0	3540		
	B. Secured demand note delinquency	0	3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges	0	3600		
	D. Other deductions and/or charges	0	3610	(0)	3620
7.	Other additions and/or allowable credits (List)			0	3630
8.	Net capital before haircuts on securities positions			20 $ 6222	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$ 0	3660		
	B. Subordinated securities borrowings	0	3670		
	C. Trading and investment securities:				
	1. Exempted securities	18 0	3735		
	2. Debt securities	0	3733		
30	3. Options	0	3730		
	4. Other securities	124	3734		
	D. Undue Concentration	0	3650		
	E. Other (List)	0	3736	(124)	3740
10.	Net Capital			$6098	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver as of 12/31/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5000	3760
14. Excess net capital (line 10 less 13)	$	1098	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	6098	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	0	3790
17. Add:						
A. Drafts for immediate credit 21	$	0	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	0	3810			
C. Other unrecorded amounts (List)	$	0	3820	$	0	3830
18. Total aggregate indebtedness				$	0	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1	X	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	None 4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bernard Faver

For the period (MMDDYY) from 1/1/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 6222	4240
A. Net income (loss)			0	4250
B. Additions (Includes non-conforming capital of	29 $ 0	4262)	0	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272)	0	4270
2. Balance, end of period (From item 1800)			$ 6222	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

Lynn S. Igel, CPA
250 West 90th Street
New York, N.Y. 10024

February 20th 2007

Bernard Faver (Sole Proprietor)
112 Daisy Farms Drive
New Rochelle, N.Y. 10804

Dear Mr. Faver,

In my opinion, Bernard Faver may claim exclusion from membership in the Securities Investor Protection Corporation (SIPC) under section 3 (a) (2) of the Securities Investor Protection Act of 1970 (ACT) since your business as a broker-dealer for the years ending December 31, 2005 and December 31, 2006 consisted exclusively of the distribution of shares of registered open-end investment companies, unit investment trusts, variable life insurance and variable annuities.

The business of Bernard Faver will consist exclusively of distributing shares of registered open-end investment companies, unit investment trusts, and selling variable life insurance and variable annuities in the coming year. It is my understanding that there will be no other change in the business of this firm during the year ending December 31, 2007. In the event of any subsequent change in the business of this firm that would, in my opinion, terminate such exclusion, you will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 4 of the ACT.

Respectfully Submitted,

Lynn S. Igel, C.P.A.

Certified Public Accountant

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

[redacted]

8-007661 NASD DEC

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Form SIPC-3 FY 2006

Check appropriate boxes.

- [x] (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
- [x] (ii) the sale of variable annuities.
- [x] (iii) the business of insurance.
- [ ] (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Pursuant to the terms of this form (detailed below).

X [signature] SOLE PROPRIETOR 1/4/06
Authorized Signature/Title Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

00000003 000007661 0000 2006

Form SIPC-3 FY 2006

8-007661 NASD DEC

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Check appropriate boxes.

- [x] (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
- [x] (ii) the sale of variable annuities.
- [x] (iii) the business of insurance.
- [ ] (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES shall file this form no later than 30 days after the effective date of their membership in a self regulatory INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2006 its business as a broker-dealer is expected to consist exclusively of one or more of the following:

(i) the distrubution of shares of registered open end investment companies or unit investment trusts;
(ii) the sale of variable annuities;
(iii) the business of insurance;
(iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

The following bylaw was adopted by the Board of Directors:

> Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Form SIPC-3 FY 2005

Check appropriate boxes.
☒ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.
☒ (ii) the sale of variable annuities.
☒ (iii) the business of insurance.
☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Pursuant to the terms of this form (detailed below).
X [signature] SOLE PROPRIETOR 1/5/05
Authorized Signature/Title Date

[redacted]

8-007661 NASD DEC

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Securities Investor Protection Corporatio
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000003⑈ ⑆000007661⑆ 0000 2005⑈

Form SIPC-3 FY 2005

8-007661 NASD DEC

BERNARD FAVER
82 WALL ST STE 310
NEW YORK, NY 10005

Check appropriate boxes.

☒ (i) the distrubution of shares of registered open end investment companies or unit investment trusts.

☒ (ii) the sale of variable annuities.

☒ (iii) the business of insurance.

☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES shall file this form no later than 30 days after the effective date of their membership in a self regulatory INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2005 its business as a broker-dealer is expected to consist exclusively of one or more of the following:

(i) the distrubution of shares of registered open end investment companies or unit investment trusts;
(ii) the sale of variable annuities;
(iii) the business of insurance;
(iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediatel give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III)the business of insurance;
☐ (IV)the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] PROPRIETOR 1/26/07
Authorized Signature/Title Date

SIPC-3 2007

[redacted]

8-007661 NASD DEC

FAVER SECURITIES LLC
1333 A NORTH AVE #710
NEW ROCHELLE, NY 10804

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000003⑈ ⑆000007661⑆ 0000 2007⑈

Form SIPC-3 FY 2007

8-007661 NASD DEC

FAVER SECURITIES LLC

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2007 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

END